UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          FIRST MONTAUK FINANCIAL CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   32100 6108
                                 (CUSIP Number)

                                   Yigal Agaki
                         7060 Hollywood Blvd., Ste. 522
                              Los Angeles, CA 90028

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: This Amended Schedule 13D is filed for the purpose of disclosing beneficial ownership of shares through direct purchases made by owners of the reporting entity, and to disclose re-calculated holdings by the reporting entity.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. BMAC CORP.
      I.R.S. Identification Nos. of above persons (entities only). 90-0197212
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      CARSON CITY, NV
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  1,996,700 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          0
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        1,996,700 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Yigal Agaki
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      CARSON CITY, NV
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Amva Holdings, LLC
      I.R.S. Identification Nos. of above persons (entities only). 75-3065696
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      California, USA
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  615,000 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        615,000 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Zu Freeman
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      USA
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  75,000 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        75,000 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Dr. Eli Hendel
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      USA
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  245,700 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        245,700 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Dr. Meir Agaki
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      USA
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  20,000 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        20,000 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

CUSIP No. 32100 6108
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Haim Yanai
      I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   X
      (b)
            --------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      USA/Israel
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares                  60,500 (direct or beneficial voting power)
Beneficially            --------------------------------------------------------
Owned by          8.    Shared Voting Power
Each Reporting          1,996,700
Person With             --------------------------------------------------------
                  9.    Sole Dispositive Power
                        60,500 (direct or beneficial voting power)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,996,700
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,996,700
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      13.03%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Common Stock

First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701

This statement constitutes Amendment No. 2 to the Schedule 13D previously filed on October 1, 2004 and Amended on March 4, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2. Identity and Background

The Identity and Background is amended to include BMAC Corp., 502 E. John Street, Carson City, NV. The name, citizenship, present principal occupation or employment and business address and other required information of each shareholder of BMAC Corp. is set forth in Item 5 below.

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds, $1,310,000; No borrowed funds; additional securities acquired by individual owners through bond conversion and/or direct purchases.

Item 4. Purpose of Transaction

The stated purpose is to change or influence control over the issuer, including recommendation of management changes and structure of the board of directors, both individually and as a participant with others, as well as to acquire additional shares of the issuer at the discretion of the reporting entity and/or its owners. The reporting entity also intends to fill a vacancy on the board and may seek to involve the issuer in an extraordinary corporate transaction in an attempt to enhance shareholder value.

Item 5. Interest in Securities of the Issuer

The following table summarizes the number of shares and percentages of the class of securities held by the respective entities, and individuals who are shareholders of BMAC Corp. Such entities and individuals share voting and dispositive power with regard to the total shares indicated for BMAC:

                        No. of Shares     Percentage of Class     Sole Voting Pwr/    Sole Disp Pwr/
                                                                  Shrd Voting Pwr     Shrd Disp Pwr
                        ----------------------------------------------------------------------------
      BMAC Corp.               980,500              6.40%         Sole Voting Pwr     Sole Disp Pwr
      Amva Holdings, LLC       615,000              4.02%         Sole Voting Pwr     Sole Disp Pwr
      Zu Freeman.               75,000              0.49%         Sole Voting Pwr     Sole Disp Pwr
      Dr. Eli Hendel           245,700              1.60%         Sole Voting Pwr     Sole Disp Pwr
      Dr. Meir Agaki            20,000              0.13%         Sole Voting Pwr     Sole Disp Pwr
      Haim Yanai                60,500              0.39%         Sole Voting Pwr     Sole Disp Pwr
                             ---------             -----
      Total                  1,996,700             13.03%

      Amva Holdings, LLC
      Residence or Business Address:
      10501 Wilshire Blvd. Unit #1809, LA, CA 90024
      Principal Occupation or Employment (incl. name, principal business, address of organization in which such employment is conducted): Real estate development
      Any criminal convictions in the last 5 years? No
      A party to any civil proceedings in the last 5 years? No

      Zu Freeman
      Residence or Business Address:
      914 N.E. Cedar Wood Dr. Woodland, WA 98674
      Principal Occupation or Employment (incl. name, principal business, address of organization in which such employment is conducted): Retired accountant
      Any criminal convictions in the last 5 years? No
      A party to any civil proceedings in the last 5 years? No
      Citizenship: USA

      Dr. Eli Hendel
      (Holds addl 100,000 shares through Oppenheimer)
      Residence or Business Address:
      4702 Balboa Avenue Encino, CA 91316
      Principal Occupation or Employment (incl. name, principal business, address of organization in which such employment is conducted): Physician, privately employed
      Any criminal convictions in the last 5 years? No
      A party to any civil proceedings in the last 5 years? No
      Citizenship: USA

      Dr. Meir Agaki Residence or Business Address:
      11607 Washington Blvd Los Angeles, CA 90066
      Principal Occupation or Employment (incl. name, principal business, address of organization in which such employment is conducted): Dentist, privately employed
      Any criminal convictions in the last 5 years? No
      A party to any civil proceedings in the last 5 years? No
      Citizenship: USA

      Haim Yanai
      Residence or Business Address:
      4252 Whitsett Ave Apt C Studio City, CA 91604
      Principal Occupation or Employment (incl. name, principal business, address of organization in which such employment is conducted): Automotive engineer, privately employed
      Any criminal convictions in the last 5 years? No
      A party to any civil proceedings in the last 5 years? No
      Citizenship: Israel/USA

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits:

Exhibit 1:        Amended and Restated Joint Filing Agreement of the
                  Registrants.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 10, 2005
                                        ----------------------------------------
                                        Date

                                        BMAC CORP.


                                        By: /s/ Yigal Agaki
                                        ----------------------------------------
                                        Signature

                                        Yigal Agaki, Vice President,
                                        Secretary/Treasurer
                                        ----------------------------------------
                                        Name/Title


      Amva Holdings, LLC

      By: /s/ Ami Kawa
      Name: Ami Kawa
      Title: Authorized Signatory


      Zu Freeman

      By: /s/ Zu Freeman
      Name: Zu Freeman
      Title: Authorized Signatory


      Dr. Eli Hendel

      By: /s/ Eli Hendel
      Name: Dr. Eli Hendel
      Title: Authorized Signatory


      Haim Yanai

      By: /s/ Haim Yanai
      Name: Haim Yanai
      Title: Authorized Signatory


      Dr. Meir Agaki

      By: /s/ Meir Agaki
      Name: Dr. Meir Agaki
      Title: Authorized Signatory